U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

SKK ACCESS INCOME FUND

(Name of Subject Company (Issuer))

SKK ACCESS INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

125 East Elm Street – Suite 200

Conshohocken, PA 19428

(Address of Principal Executive Offices, Zip Code)

1-484-278-4017

(Registrant’s Telephone Number, including Area Code)

Brendan Lake

PPB Capital Shareholders, LLC

c/o SKK Access Income Fund

125 East Elm Street – Suite 200

Conshohocken, PA 19428

1-484-278-4017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

John F. Ramirez

Practus, LLP

11300 Tomahawk Creek Pkwy, Ste 310

Leawood, KS 66211

1-917-805-1818

April 25, 2023

(Date Tender Offer First Published,

Sent or Given to Security Holders)

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CALCULATION OF FILING FEE

Transaction Valuation:	$4,200,000 (approximately 5.00% of December 31, 2022 NAV) (a)	Amount of Filing Fee:	$462.84 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $462.84

Form or Registration No.: SC TO-I

Filing Party: SKK Access Income Fund

Date Filed: April 25, 2023

[   ]       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[   ]       going-private transaction subject to Rule 13e-3.

[   ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on April 25, 2023 by SKK Access Income Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Shares (as defined below) in an amount up to approximately 5.00% of the net assets of the Fund (or $4,200,000 as of December 31, 2022) from shareholders of the Fund (the “Shareholders”) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this Schedule TO, the term “Shares” refers to shares of beneficial interest in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Shareholders that desired to tender all or a portion of their Shares were required to submit their tenders by 11:59 P.M., Eastern Time, on May 23, 2023.

2. As of May 23, 2023, Shareholders validly tendered Shares in an amount of $4,200,000 in connection with the Offer and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer. Additionally, as of June 30, 2023, the Fund purchased approximately $15,362,452 of Shares pursuant to redemption requests accepted by the Fund prior to December 31, 2022 (prior to the Fund’s conversion from a Delaware limited partnership to a Delaware statutory trust on March 14, 2023) pursuant to the former limited partnership agreement of the Fund.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2023 in the amount of $4,200,000.

4. The payment of the purchase price of the Shares tendered was made to each Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. Cash payments in the amount of the net asset value of the respective Shares tendered were wired to the account designated by each Shareholder in the Letter of Transmittal on or about September 15, 2023.

* * *

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SKK ACCESS INCOME FUND

By:	/s/ Frank Burke
Name: Frank Burke
Title: President
Date: September 28, 2023

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